EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Consolidated pretax (loss) income from continuing operations	$28,041	$39,800	$80,494	$88,163	$97,153
Share of pretax income of 50% owned affiliate net of equity pick-up	—	—	—	—	—
Share of distributed (income) loss of less-than-50%-owned affiliates net of equity pick-up	1,304	3,008	1,690	98	3,516
Share of pretax loss of less-than-50%-owned affiliate with guaranteed debt net of equity pick-up	—	—	—	—	—
Amortization of capitalized interest	334	441	345	321	220
Interest	39,475	56,340	43,922	42,911	28,191
Less interest capitalized during the period	(6,876)	(6,362)	(5,439)	(7,453)	(2,751)
Net amortization of debt discount and premium and issuance expense	2,676	3,754	3,488	5,292	6,517
Interest portion of rental expense	1,987	4,312	4,156	3,582	12,203

Earnings	$66,941	$101,293	$128,656	$132,914	$145,049

Interest	39,475	56,340	43,922	42,911	28,191
Net amortization of debt discount and premium and issuance expense	2,676	3,754	3,488	5,292	6,517
Interest portion of rental expense	1,987	4,312	4,156	3,582	12,203
Interest expense relating to guaranteed debt of less-than-50% owned affiliate	—	—	—	1,316	1,943

Fixed Charges	$44,138	$64,406	$51,566	$53,101	$48,854

Ratio of Earnings to Fixed Charges	1.52	1.57	2.49	2.50	2.97